UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November,2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date November, 6, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

November 6, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THAT THE FINANCIAL SUPERINTENDENCY OF COLOMBIA HAS GRANTED NEQUI S.A. COMPAÑÍA DE FINANCIAMIENTO THE AUTHORIZATION CERTIFICATE (OPERATING PERMIT)

Grupo Cibest S.A. (“Grupo Cibest”) announces that the Financial Superintendency of Colombia, through No. 2002 dated October 31, 2025, as amended by Resolution No. 2021 dated November 4, 2025 (the “Resolution”), has authorized Nequi S.A. Compañía de Financiamiento (“Nequi”) to operate and carry out, throughout Colombia, the activities related to the corporate purpose of a financing company. The Resolution became final and enforceable on November 6, 2025.

Nequi will begin operations once all additional procedures required in connection with the process to operate as a financing company are completed.
Notwithstanding this authorization, Nequi remains part of Grupo Cibest. For customers, this development does not represent any change in how they access or use products and services.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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